UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, August 1, 2005, and entitled “Orbotech Announces Second Quarter 2005 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at June 30, 2005.

3.	Registrant’s Condensed Consolidated Statements of Income for the Six Month and Three Month Periods ended June 30, 2005.

*        *        *        *        *         *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES SECOND QUARTER 2005 RESULTS

YAVNE, ISRAEL — August 1, 2005 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the second quarter and six months ended June 30, 2005.

Revenues for the second quarter of 2005 totaled $89.3 million, compared to $100.5 million recorded in the first quarter of 2005 and $77.5 million in the second quarter a year ago. Net income for the second quarter of 2005 was $9.5 million, or $0.29 per share (diluted), compared to net income of $10.6 million, or $0.32 per share (diluted), in the first quarter of 2005 and $8.6 million, or $0.26 per share (diluted), in the second quarter of 2004.

Revenues for the first six months of 2005 totaled $189.8 million, compared to $144.7 million recorded in the first half of 2004. Net income for the first six months of 2005 was $20.1 million, or $0.61 per share (diluted), compared to net income of $13.6 million, or $0.41 per share (diluted), in the first six months of 2004.

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $35.0 million in the second quarter of 2005, compared to $30.1 million in the first quarter of 2005, and $29.4 million in the second quarter of 2004. Sales of flat panel display (“FPD”) inspection equipment were $27.5 million, compared to $43.2 million in the first quarter of 2005 (which included recognition of initial revenues exceeding $20 million from sale of the Company’s seventh generation in-line FPD-AOI systems to Samsung Electronics Co. Ltd.), and $20.7 million in the second quarter of last year. Sales of equipment to the PCB industry relating to assembled PCBs were $5.4 million, compared to $6.2 million in the first quarter this year, and $8.8 million in the second quarter of 2004. Sales of automatic check reading products were $2.0 million in the second quarter of 2005, compared to $2.3 million in the first quarter of 2005, and $1.3 million recorded in the second quarter of 2004. In addition, service revenue for the second quarter increased to $19.4 million from $18.7 million in the first quarter of 2005, and $17.3 million in the second quarter of 2004.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $191 million, compared to $177 million at the end of the first quarter, due principally to a positive operating cash flow for the quarter of approximately $19 million. Non-operating disbursements totaled approximately $5.9 million, comprised of $2.4 in capital expenditures and $3.5 million paid as part of the previously announced acquisition by the Company of the assets of Imarad Imaging Systems Ltd.

The increase in revenues from bare PCB inspection equipment reflects the continued strong sales of the Company’s Discovery PCB-AOI series and the Paragon solid state laser direct imaging systems, both of which recorded growth, in terms of units sold, exceeding 30% sequentially.

Revenues from sales of the Company’s assembled PCB products continue to be affected by the heightened competition throughout this industry, giving rise to strong pricing pressures on equipment suppliers. The Company recently launched its new Symbion series of post-paste and post-reflow inspection systems for assembled boards, which has been favorably received, as evidenced by the encouraging levels of orders from customers.

During the second quarter the Company recorded strong bookings for its FPD products, primarily due to the combined effect of manufacturers’ ongoing, strategic investments in new sixth and seventh generation fabrication facilities for TFT-LCD televisions and the highly sophisticated technological solutions which the Company is able to offer these manufacturers.

Commenting on the results, Yochai Richter, Chief Executive Officer, said: “We are pleased with our financial results for the quarter, which demonstrate once our continuing strategy of selective investments in research and development. These enable us, over the long-term, to continue to provide our customers with the sophisticated technological solutions they require to meet escalating demands from their own customers and, in turn, reinforce our leadership position at the forefront of those industries we serve.”

An earnings conference call is scheduled for Monday, August 1, 2005, at 9:00 a.m. EDT. The dial-in number for the conference call is 773-681-5826, and a replay will be available, until August 15, 2005, on telephone number 402-220-0297. The pass code is Q2. A live web cast of the conference call and replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:
Adrian Auman, Corporate Vice President	Michelle Harnish
Investor Relations, Director of Finance	Marketing Communications Manager
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-978-901-5120
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2005

	June 30	December 31
	2005	2004
	(Unaudited)	(Audited)
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	137,000	127,331
Marketable securities	20,666	14,462
Short-term bank deposits	4,750	10,000
Accounts receivable:
Trade	110,516	113,184
Other	19,828	19,849
Deferred income taxes	2,439	1,123
Inventories	68,964	71,525

Total current assets	364,163	357,474

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	28,762	29,987
Other long-term Investments	8,412	8,332
Non-current trade receivables	424	652
Severance pay fund	14,361	14,740
Deferred income taxes	3,134	4,001

	55,093	57,712

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	19,142	17,454

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	16,255	11,231

	454,653	443,871

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	26,792	35,261
Other	54,130	57,950

Total current liabilities	80,922	93,211

ACCRUED SEVERANCE PAY	25,495	24,877

Total liabilities	106,417	118,088

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	574	503

SHAREHOLDERS' EQUITY:
Share capital	1,625	1,620
Additional paid-in capital	100,295	98,807
Deferred stock compensation	(339)	(455)
Retained earnings	267,721	247,632
Accumulated other comprehensive income	684

	369,986	347,604
Less treasury stock, at cost	(22,324)	(22,324)

Total shareholders' equity	347,662	325,280

	454,653	443,871

5

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH AND THREE MONTH PERIODS ENDED JUNE 30, 2005

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2005	2004	2005	2004	2004
	(Unaudited)		(Unaudited)		(Audited)
	U.S. dollars in thousands (except per share data)
REVENUES	189,788	144,709	89,333	77,509	315,168
COST OF REVENUES	110,786	80,104	50,226	42,603	176,535

GROSS PROFIT	79,002	64,605	39,107	34,906	138,633
RESEARCH AND DEVELOPMENT COSTS - net	27,383	22,838	13,818	11,689	47,997
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	28,972	25,286	14,579	12,946	52,951
AMORTIZATION OF OTHER INTANGIBLE ASSETS	1,310	1,154	733	577	2,308

OPERATING INCOME	21,337	15,327	9,977	9,694	35,377
FINANCIAL INCOME - net	1,505	585	982	281	1,252
WRITE-DOWN OF LONG-TERM INVESTMENTS					(2,945)

INCOME BEFORE TAXES ON INCOME	22,842	15,912	10,959	9,975	33,684
TAXES ON INCOME	2,703	2,205	1,474	1,453	4,346

INCOME FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	20,139	13,707	9,485	8,522	29,338
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(70)	(44)	(36)	(16)	(48)
SHARE IN PROFITS (LOSSES) OF AN ASSOCIATED COMPANY	20	(28)	54	59	196

NET INCOME	20,089	13,635	9,503	8,565	29,486

EARNINGS PER SHARE:
BASIC	$0.62	$0.42	$0.29	$0.27	$0.91

DILUTED	$0.61	$0.41	$0.29	$0.26	$0.90

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	32,391	32,163	32,391	32,163	32,251

DILUTED	33,147	33,056	33,115	32,883	32,924

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg
Corporate Vice President for Finance and Chief Financial Officer

Date:    August 2, 2005